Exhibit 15.2

CROWN’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

The following discussion and analysis of the financial condition and results of operations of Crown LNG Holding AS should be read together with our audited consolidated financial statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021, together with related notes thereto. In addition to historical information, some of the information contained in this discussion and analysis or set forth elsewhere in this Report, including information with respect to our plans and strategy for our business, future financial performance, expense levels and liquidity sources, includes forward-looking statements that involve risks and uncertainties. You should read the sections entitled “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” included or incorporated by reference in this Report for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis. Unless the context otherwise requires, all references in this section to the “Company,” “Crown,” “we,” “us,” or “our” refer to the business of Crown LNG Holding AS and its subsidiaries prior to the consummation of the Business Combination. Certain events are described that relate to PubCo, which refers to Crown LNG Holdings Limited and is the ultimate parent company of Crown LNG Holdings AS after the business combination.

Overview

Crown LNG was founded in 2016 in Oslo, Norway, with the mission of providing offshore LNG critical infrastructure suitable for year-round operations in harsh weather locations. We design and seek to own and operate all-weather liquefied natural gas (“LNG”) liquefaction and re-gasification terminals, utilizing bottom-fixed, gravity-based structures. While floating technology solutions are not part of our core business, we will also seek to develop, own and operate floating storage and re-gasification units (“FSRU”) where we possess a competitive advantage for doing so.

We believe there is a market opportunity for our LNG infrastructure, which is expected to grow along with the growth in LNG supply and demand. Morgan Stanley projects that global LNG demand will reach 570 MTPA in 2030 compared to 400 MTPA in 2022. We believe we are well positioned to take advantage of this growth in LNG demand given the key advantages of offshore LNG import and export facilities over onshore technology. These advantages relate to regulatory demands, environmental impact, land acquisition, security requirements and overall cost.

We plan to be active in two critical parts of the LNG value chain: (1) liquefaction, where natural gas from producers is supercooled to a liquid for transport by ship as LNG, and (2) re-gasification (or “re-gas”), where the LNG is turned back into gas and delivered to consumers and businesses. We seek to provide stable, secure, year-round LNG production and gas supplies to growing markets and locations exposed to harsh weather conditions. We aim to expand the global market for LNG (particularly LNG supplied from the U.S.) and contribute to lower carbon emissions in the markets we serve by replacing coal and oil with LNG.

Our Revenue Model

We seek to avoid commodity price and volume risk. We do not intend to buy or sell LNG. Rather, we seek to build, own and operate the terminals in exchange for take-or-pay style fixed-price contracts. In the case of the regasification terminals, our customers will buy LNG from the global LNG market and pay us to store the LNG and re-gasify it. In the case of liquefaction terminals, we expect that our customers will be gas producers and aggregators seeking to sell their gas in the form of LNG to domestic and overseas markets. These liquefaction customers will pay on a liquefaction fee per MMBtu basis coupled with a minimum use-or-pay arrangement to assure bankability of our liquefaction terminals.

The Business Combination

On August 3, 2023, we entered into the Business Combination Agreement with Catcha, PubCo and Merger Sub, as amended from time to time thereafter, pursuant to which (i) on the Merger Effective Date, Merger Sub merged with and into Catcha, with Catcha as the surviving company and becoming a wholly owned subsidiary of PubCo and (ii) following the Merger, subject to the terms and procedures set forth under the Business Combination Agreement, the Crown Shareholders transferred to PubCo, and PubCo acquired from the Crown Shareholders, all of the ordinary shares of Crown held by the shareholders in exchange for the issuance of the number of newly issued PubCo Ordinary Shares equal to (x) a transaction value of $600 million divided by (y) a per share price of $10.00. The Merger Effective Date was July 8, 2024 and the remaining series of transactions comprising the Business Combination were consummated on July 9, 2024.

Following the consummation of the Business Combination, the Business Combination will be accounted for as a capital reorganization in accordance with IFRS. Under this method of accounting, Catcha will be treated as the “acquired” company for financial reporting purposes, and we will be the accounting “acquirer.” See “Unaudited Pro Forma Condensed Combined Financial Information” for additional information on the Business Combination and the expected financial impact.

As a result of the Business Combination, PubCo became a publicly traded company with its stock trading on Nasdaq. As a newly publicly traded company, PubCo will be required to hire additional personnel and implement procedures and processes to address public company regulatory requirements and customary practices. PubCo expects to incur additional annual expenses as a public company for, among other things, directors’ and officers’ liability insurance, director fees, and additional internal and external accounting, legal and administrative resources, including personnel costs, audit and other professional services fees.

In connection with the Business Combination, PubCo consummated several financing transactions, as described under “—Liquidity and Capital Resources—Sources of Liquidity—Subsequent Financing Arrangements” below, generating $7.9 million of aggregate gross proceeds therefrom. PubCo also entered into a series of agreements with Service Providers, resulting in the reduction of transaction expenses payable at closing of the Business Combination, in exchange for certain transfers of founder shares held by Sponsor and the issuance of promissory notes for the deferred payment of expenses, as described under “Explanatory Note – Fee Deferrals, Share Transfers and Other Transaction Expense Reductions.”

Key Factors Affecting Our Prospectus and Future Results

Our operations to date have been limited to business planning, raising capital, and development activities relating to the LNG terminals in our pipeline. We do not have any project in our pipeline generating revenue currently and have not recognized any revenue to date. Our net losses were $4.7 million, $27.9 million and $4.2 million for the years ended December 31, 2021, 2022, and 2023 respectively.

We believe that our performance and future success depend on a number of factors that present significant opportunities, but also pose risks and challenges; these include our ability to develop, construct, finance and secure commercial contracts for the LNG terminals in our pipeline, and the other factors discussed under the section titled “Risk Factors”. We expect to continue to incur significant expenses and operating losses for at least the next several years associated with our ongoing activities, until we successfully complete our LNG terminals, secure commercial contracts and commence operations.

We anticipate the Kakinada and Grangemouth Projects to be operational at the earliest in 2029 and 2027, respectively, and to begin generating revenues around that period, if at all. Major remaining development activities relating to the commencement of operations for these terminals are similar to other large-scale infrastructure projects in the oil and gas sector. They include, but are not limited to: conducting a FEED study, securing and signing all required terminal usage agreements with customers, securing all required regulatory approvals from relevant authorities, structuring the projects to attract any required equity and debt financing, achieving FID, initiating the EPCIC process, and working with partners to construct and commission the terminals.

Key Components of Results of Operations

We are a development stage company, and our historical results may not be indicative of our future results. Accordingly, the drivers of our future financial results, as well as the components of such results, may not be comparable to our historical or future results of operations.

Revenue

We do not have any project in our pipeline generating revenue and have not recognized any revenue to date.

We are currently developing the Kakinada and Grangemouth Projects. The Kakinada Project is expected to have a capacity of 3 Bcf/d, following a 33-month EPCIC period. The Grangemouth Project will have a capacity of 5 MTPA; however, the FID will require only 2 MTPA capacity booked. Upon completion of the terminals and commencement of operations, we expect the Kakinada and Grangemouth Projects to generate revenues of over $280 million and $160 million per year respectively, assuming a contracted utilization rate of 7.2 MTPA and 3.0 MTPA respectively. Please see the section titled “Information About Crown” for more information.

Operating Expenses

Operating expenses consist of employee benefit expenses, other operating expenses, and depreciation and impairment expenses. Consulting fees and project costs related to our project development, audit, and accounting fees are the most significant component of our other operating expenses, which includes seabed surveys expense and payments to consultants.

We expect to continue to invest substantial resources to support our growth and anticipate that each of the following categories of operating expenses will increase in absolute dollar amounts for the foreseeable future.

Upon completion of the Kakinada and Grangemouth Projects and commencement of operations, we also expect to incur significant additional related expenses, including but not limited to terminal operation expenses, operating insurance costs, land and port charges, general and administrative, and other costs.

Employee Benefit Expenses

Employee benefit expenses comprise all types of remuneration to personnel employed by the company and are expensed when earned. Employee benefit expenses generally consist of management-for-hire and remuneration to our board of directors. We present fees related to management-for-hire as employee benefit expenses, as such fees are paid to individuals working for the company under our discretion in the same way as individuals who are regarded as employees for legal or tax purposes and where the services rendered are similar to services typically rendered by employees.

We expect that employee benefit expenses will increase in the future in connection with the projects advancing with funding, where headcount is expected to expand for development of the projects and for other general and administrative purposes, as well as in connection with increased fees for directors and management for hire.

Other Operating Expenses

Other operating expenses are recognized when they occur and represent a broad range of operating expenses incurred by us in our day-to-day activities. Other operating expenses mainly consist of consulting fees related to our project development, GBTRON exclusivity fee, audit and accounting fees. Certain board members have provided services to us via their respective consulting companies.

We expect to incur additional other expenses as a result of operating as a public company, including expenses related to compliance with the rules and regulations of the SEC and stock exchange listing standards, additional insurance expenses (including directors’ and officers’ insurance), investor relations activities and other administrative and professional services.

We expect to incur increased costs associated with establishing sales, such as sales and administrative expenses, marketing expenses, and commercialization expenses prior to the Company reaching first-gas. Upon completion of the terminals and commencement of operations, we also expect to incur additional related expenses, including but not limited to terminal operation expenses, operating insurance costs, land and port charges, general and administrative, and other costs.

For further information about transactions with related parties, see “Certain Relationships and Related Person Transactions — Crown.”

Depreciation and Impairment

Depreciation and impairment expenses consist primarily of depreciation of our right-of-use assets, which are our lease of office space and lease of office equipment. The lease of office space was terminated in June 2022, after signing a settlement agreement with the lessor. As a result, the right-of-use asset for the lease of office equipment has been impaired and no depreciation expense has been recorded for the year ended December 31, 2023.

We do not expect to incur significant depreciation or impairment expenses in the near future.

With respect to the Kakinada and Grangemouth Projects, we are currently in the development stage and plan to make significant investments in the future relating to our terminals currently under development. If and when such investments are made, we may incur material depreciation expenses and may also be required to record impairment, depending on the circumstances.

Finance Income and Finance Expense

Interest income and interest expenses are calculated using the effective interest method. The interest expenses are related to shareholder loans. The loans have been provided during year 2020 and 2021 and settled in September of 2022. A new shareholder loan of $200,000 was issued and drawn down in May 2023, and a further $160,000 was issued and drawn down by December 2023.

Foreign currency gains or losses are reported as foreign exchange gain or foreign exchange loss in finance income or finance expense, respectively, except for currency translation effects from translation of foreign subsidiaries and the parent company which are presented within Other Comprehensive Income (“OCI”).

Finance income and finance expense also include fair value adjustments of the options held by us, the future payment right, the contingent consideration related to warrant exercise, and the Catcha Loan. These various instruments are measured at fair value through profit or loss. The instruments are re-measured at each reporting date, and any movements in the fair value are recorded as either a finance income or a finance expense.

Income Tax Benefit

The Group’s operations are only subject to income tax in Norway. Current income tax is measured at the amount expected to be recovered from or paid to the tax authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted at the reporting date in the countries where we operate and generates taxable income.

Deferred tax is provided using the liability method on temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes at the reporting date. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits can be utilized.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are reassessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.

Deferred tax assets and deferred tax liabilities are offset if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

As of December 31, 2023 and December 31, 2022, we have not recognized any tax assets based on the uncertainty related to utilization as a result of cumulative losses.

Foreign Currency Translation

The consolidated financial statements are prepared in USD. The functional currency of each of our entities is principally determined based on the primary currency of the company’s operating expenses and country of residence, which results in the Norwegian krone (“NOK”) being the functional currency of all entities. Upon consolidation, the statements of financial position and statements of operation of all companies with a functional currency other than USD are translated from their functional currencies to the USD. The company’s presentation of our currency is determined as follows:

●	All assets and liabilities are translated at the rate of exchange at the statement of financial position date.

●	All items of income and expense are translated at the average rate of exchange in the month the transaction occurred.

Foreign currency gains or losses are reported as foreign exchange gain or foreign exchange loss in finance income or finance expense, respectively, except for currency translation effects from translation of foreign subsidiaries and the parent company which are presented within OCI.

Results of Operations

The results of operations presented below should be reviewed in conjunction with our consolidated financial statements and notes included elsewhere in this Report.

For a detailed discussion of our financial performance and condition for the years ended December 31, 2022, and December 31, 2021, please refer to our Management’s Discussion and Analysis of Financial Condition and Results of Operations included in our Registration Statement on Form F-4 (File No. 333-274832), as amended (the “Registration Statement”), that was declared effective by the Securities and Exchange Commission on February 14, 2024

Comparison of the Years Ended December 31, 2023 and 2022

The following table sets forth our consolidated results of operations data for the periods presented (in thousands of USD):

Consolidated statements of comprehensive loss

	Year Ended December 31,
(in thousands of U.S. dollars, except per share amounts)	2023	2022

Revenue	$-	$-
Total revenue	-	-
Employee benefit expenses	(1,780)	(1,276)
Other operating expenses	(9,806)	(6,267)
Depreciation and impairment	-	(144)
Total operating expenses	(11,586)	(7,687)
Operating loss	(11,586)	(7,687)
Finance income	8,163	299
Finance expenses	(751)	(23,484)
Net financial items	7,412	(23,185)
Loss before tax	(4,174)	(30,872)
Income tax benefit	-	2,967
Loss	$(4,174)	$(27,905)

Other comprehensive income:
Items that subsequently will not be reclassified to profit or loss:
Foreign currency translation
Total items that may be reclassified to profit or loss	-	$-

Items that subsequently may be reclassified to profit or loss:
Foreign currency translation	(34)	2,046
Total items that may be reclassified to profit or loss	(34)	2,046
Other comprehensive income/(loss)	(34)	2,046
Total comprehensive loss	$(4,208)	$(25,859)

Loss attributable to:
Equity holders of the parent company	(4,170)	(27,055)
Non-controlling interests	(4)	(850)

Total comprehensive loss attributable to:
Equity holders of the parent company	(4,203)	(25,233)
Non-controlling interests	(5)	(626)

Loss per share
Basic loss per share	(0.05)	(0.55)
Diluted loss per share	(0.05)	(0.55)

Employee Benefit Expenses

Employee benefit expenses increased by $504 thousand, or 39%, for the year ended December 31, 2023 as compared to year ended December 31, 2022. The increase was primarily attributable to the reversal in the year ended December 31, 2022 of $321 thousand in board renumeration expenses incurred as a result of our board of directors agreeing to waive such renumeration. This offset was not incurred in the year ended December 31, 2023.

Other Operating Expenses

The following table summarizes the other operating expenses for the periods indicated:

(in thousands of U.S. dollars)	Years ended December 31,
Other operating expenses	2023	2022
Consulting fees	$(6,150)	$(3,365)
Project costs	(574)	(791)
Audit and audit related services	(810)	(59)
GBTRON agreement	(1,000)	(1,706)
Cash-settled share-based payment	(783)	-
Other operating expenses	(490)	(346)
Total other operating expenses	$(9,806)	$(6,267)

Total other operating expenses increased by $3.5 million, or 56%, for the year ended December 31, 2023 as compared to the year ended December 31, 2022. The increase was primarily attributable to a $2.8 million, or 83% increase in consulting fees. The increase in consulting fees in the year ended December 31, 2023 was primarily attributable to expenses related to the business combination with Catcha and preparation to become a listed entity.

Project costs decreased by $217 thousand, or 27%, for the year ended December 31, 2023 as compared to the year ended December 31, 2022. The decrease was primarily attributable to project activities being reduced to a minimum, as the company awaits for financing. Audit and audited related services increased by $751 thousand, or 1,279%, for the year ended December 31, 2023 as compared to the year ended December 31, 2022. The increase in audit and audit related services in the year ended December 31, 2023 was primarily attributable to an increase in expenses incurred in preparation to become a listed entity. The GBTRON agreement exclusivity fee decreased by $706 thousand, or 41%, for the year ended December 31, 2023 as compared to the year ended December 31, 2022. The decrease of the exclusivity fee was due to the higher initial fee payable for the year ended December 31, 2022.

There was a $783 thousand cash-settled share-based payment expense for the year ended December 31, 2023 and an increase in other operating expenses of $144 thousand for the year ended December 31, 2023, as compared to the year ended December 31, 2022. The increases were primarily attributable to expenses incurred as a result of hiring additional personnel and additional expenses in preparation to become a listed entity.

Depreciation and Impairment

Depreciation and impairment expense decreased by $144 thousand, for the year ended December 31, 2023 as compared to the year ended December 31, 2022. The decrease was due to the impairment of the right-of-use asset due to the termination of the lease of office equipment in June 2022. No depreciation expense or impairment was recorded for the year ended December 31, 2023.

Finance Income

Finance income increased by $7.9 million, or 2,630%, for the year ended December 31, 2023 as compared to the year ended December 31, 2022. The increase was primarily attributable to a $7.3 million fair value adjustment gain recognized in the year ended December 31, 2023 from our call-option to acquire the number of shares equal to 15% ownership of EAST of $7.3 million during the period from January 1, 2023 to October 24, 2023 when the KGLNG Transaction Agreement became effective and an increase in the fair value of the contingent consideration related to the warrant exercise of $816 thousand.

Finance Expense

Finance expense decreased by $22.7 million, or 97%, for the year ended December 31, 2023 as compared to the year ended December 31, 2022. The decrease was primarily attributable to a $19.9 million fair value adjustment of financial instrument expense from our call option to acquire the number of shares equal to 15% of the ownership of EAST for the year ended December 31, 2022, while for the year ended December 31, 2023, there was a fair value gain reflected in Finance income.

Income Tax Benefit

Income tax benefit decreased by $3.0 million, for the year ended December 31, 2023 as compared to the year ended December 31, 2022. The decrease is due to the effect of not recognizing deferred tax assets of $9.4 million due to the uncertainty related to utilization for the year ended December 31, 2023.

Foreign Currency Translation

Foreign currency translation gain in OCI decreased by $2.1 million for the year ended December 31, 2023 as compared to the year ended December 31, 2022. The decrease was primarily attributable to the relative appreciation of the NOK against the USD during the period, which resulted in net translation loss upon translation of balance sheet items into USD.

Liquidity and Capital Resources

Funding Requirements and Going Concern

We have incurred operating losses since inception, including net losses of $4.7 million, $27.9 million and $4.2 million, for the years ended 2021, 2022 and 2023, respectively.

We are still in the early stages of development of our projects, and we expect to continue to incur significant expenses including capital expenditures required to develop our operating assets to reach FID, sales and marketing efforts, expansion of our project pipeline, and any delays or encounter issues with any of the above. We also expect to incur additional capital expenditures in the future as we continue to develop and construct our operating assets. We intend to fund such significant capital expenditures via project financing through a mix of debt and equity issuance at the project level, as is common industry practice for such infrastructure projects. Furthermore, we expect to incur additional expenses with transitioning to, and operating as, a public company. Until such time as we can generate substantial revenue and cash flows after our projects commence operations, if ever, we expect to finance our cash needs through a combination of equity and debt financing (including with related parties) and other capital sources.

We do not have any projects in our pipeline currently generating revenue and have not recognized any revenue to date. We expect to become operational on our projects between 30 and 37 months after FID has been reached for the projects, and we anticipate our current projects to be operational at the earliest in 2027 for the Grangemouth Project and 2029 for the Kakinada Terminal Project. Once the projects are operational, we expect to begin generating revenues around that period.

The Group is forecasting that it will continue to incur significant operating cash outflows to fund the Kakinada Terminal and Grangemouth Projects, as well support the Group’s growth, including but not limited to terminal operation expenses, operating insurance costs, land and port charges, general and administrative and other costs. We will also have long-term debt obligations under the Promissory Notes described in the “Explanatory Note” above and under certain of the other financing arrangements described therein. We will require additional financing to support the operations of the business. The forecast and financial conditions raise substantial doubt about the Group’s ability to continue to operate as a going concern. Crown LNG’s ability to operate as a going concern is principally dependent on the (1) successful completion of the Business Combination, (2) the ability of the Group to secure financing or enter into private placement agreements, subscription agreements, investment agreements, forward purchase agreements or any other forms of agreements with investors to secure additional financing to support the Company’s anchor projects to FID, (3) the ability of the Company to reach the designated FID dates for the projects and 4) the ability of the Group to comply with the listing requirements of the NASDAQ.

As a result of the above, there is material uncertainty related to the events or conditions that may cast substantial doubt of the Crown LNG’s ability to continue as a going concern, and therefore, the Group may be unable to realize its assets and discharge its liabilities in the normal course of business. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or to the amounts and classification of liabilities that might result from the outcome of this uncertainty.

Management believes that it will be able to secure sufficient funding or enter into other financing arrangements in order to finance its projects to reach FID by the designated FID dates. For these reasons, the financial statements have been prepared on the basis that the Group is a going concern. Should sufficient funding not be secured from such sources or otherwise or should there be a delay in the timing of securing funds through these funding initiatives, this would have adverse implications for the Group and its shareholders. In these scenarios, the Group will need to seek other options, including delaying or reducing operating and capital expenditures, the possibility of an alternative transaction or fundraising, and in the event that none of these are available, voluntary bankruptcy, liquidation, administration, or dissolution.

Sources of Liquidity

To date, we have funded our operations primarily with the proceeds from shareholder loans, share based compensation agreements, issuance of debt, shares and warrants, and sales of shares in CIO Investments AS. As of December 31, 2023, we had cash and cash equivalents of $88,000. In the future, we expect to finance our cash needs through a combination of equity and debt financings, including with related parties.

Shareholder Loans

On April 19, 2021, we issued an unsecured loan directed towards shareholders of NOK 8.6 million, which is equivalent to $975,000. The loan was fully subscribed and paid in on April 21, 2021. The loan was fully settled on September 9, 2021. The principal portion of the loan was settled against shares in a subsidiary entity. Additionally, the Group granted the lenders put options and cash consideration, contingent on the Group achieving FID and IPO by June 30, 2024 respectively.

On June 21, 2021, we issued an unsecured loan directed towards shareholders of NOK 4.205 million, which is equivalent to $477,000. The loan was fully subscribed and paid in on July 21, 2021. The loan was fully settled on September 9, 2022.

On December 21, 2021, we issued an unsecured loan directed towards shareholders of NOK 9.3 million, which is equivalent to $1.1 million. The loan was fully subscribed and paid in on January 11, 2022. The loan was fully settled on September 9, 2022.

On May 16, 2023, we entered into a short-term loan agreement with LNG-9 Pte Ltd for $200,000. The loan was drawn down on May 23, 2023. The agreement was amended on June 16, 2023 and increased by an additional $160 thousand. The loan remained outstanding as of December 31, 2023.

On September 27, 2023, Crown entered into short-term Loan Agreements with Black Kite AS, A A Holding AS, Service Invest AS and LNG-9 PTE LTD for the purpose of securing interim funding until the bridge loan was facilitated. The loans amounted to $62,675, with a interest rate of 2% per month. In addition, Crown paid a one-time 2% commitment fee payable together with the first payment of Interest. The loan was settled on October 30, 2023.

Promissory note

On October 27, 2023, Catcha and Crown entered into a promissory note whereby Catcha agreed to provide a loan in the principal amount of $750,000 to Crown to fund working capital until the Closing of the Business Combination (the “Catcha Loan”). On October 30, 2023, the $750,000 loan was provided by Catcha to Crown. Crown has agreed to repay Catcha the $750,000 within 10 business days of Catcha providing Crown with written notice of demand after the Closing of the Business Combination. In the event that the BCA is terminated or does not close, the loan agreement regulates how the loan should be repaid which is at the discretion of the lender (i.e., Catcha): (1) $1,750,000 in cash, or (2) $1,000,000 in cash and a number of shares of Crown’s stock equal to 1.5% of the outstanding common shares of stock.

The Catcha Loan is measured at fair value based on significant unobservable inputs and has a carrying amount of $954 thousand as of December 31, 2023. The loan remained   outstanding as of December 31, 2023.

Issuance of Warrants

In April 2021, we issued a total of 9,390,200 warrants to our shareholders at a subscription price of NOK 0.25, or $0.03, with an exercise price of NOK 6.10, or $0.69, and a final maturity date of April 29, 2024. The purpose of the issuance was to incentivize existing shareholders to purchase shares of our common stock.

In February 2023, we agreed with holders of 8,512,070 warrants to convert such warrants into shares for a value of NOK 51.8 million, which is equivalent to $5.2 million. The payment due to us by these holders will be deferred to the successful listing of the public company, and the completion of the relevant lock-up period. At December 31, 2023, the carrying amount of the warrants was $4.2 million and remain outstanding.

Sale of Treasury Shares

During 2021, we sold treasury shares for proceeds of $1.4 million, for the purpose of securing continued funding of activities related to the Kakinada Project. The shares were sold to both new and existing shareholders, who were primarily based in Norway.

Sale of Shares

In the first quarter of 2023, we raised NOK 7.1 million, or $0.8 million, in cash against issuance of 1,475,569 shares. The issuance of shares became void due to statutory deadlines for registration of share issuance being exceeded. The capital increase was executed, and the shares were registered on January 30, 2024.

In July 2023, we raised NOK 5.3 million, or $0.5 million, by selling 2,525,902 shares in our subsidiary CIO Investments AS. CIO Investments AS is a special investment vehicle holding shares in Crown India AS.

Share-Based Compensation Agreements

We have entered into service agreements with third party suppliers where the consideration is paid in-kind with shares of our common stock. The service agreements were entered into in January 2022 and will continue until either of the parties terminate the agreement. Fees for services are paid by issuing shares using a conversion rate of NOK 28 per share, or $3.18 per share. The arrangement is accounted for as equity-settled transactions, as the advisors do not have the option to settle in cash.

Liability-to-Equity Conversion

In April 2021, we entered into agreements with entities controlled by Mr. Swapan Kataria (“Mr. Kataria”) to convert liabilities totaling $15.5 million into 9,868,000 new shares. These liabilities due to Mr. Kataria are related to the costs incurred on our behalf for the approval, licensing and other costs associated with the Kakinada Project, as well as other costs incurred for other projects in our pipeline.

Further, in April 2021, we converted an additional $5.6 million of liabilities due to Crown’s senior management team, including Mr. Kataria, Mr. Jørn Husemoen and Mr. Gunnar Knutsen into 4,811,900 new shares, and we converted shareholders loans from external shareholders valued at $500,000 into 907,100 new shares.

In September 2022, we settled outstanding shareholder loans valued at NOK 14.3 million, or $1.6 million, by transferring shares without voting rights in our subsidiary, CIO Investments AS. CIO Investments AS is a special investment vehicle holding shares in Crown India AS. In connection with the settlement, we have an obligation to pay an additional NOK 0.68 per share, or $0.08 per share, issued to the lenders under the CIO Loan. In addition, the settlement contains a put-option, pursuant to which each lender may require that Crown acquire the shares in CIO Investments at a strike of NOK 2.444, or $0.28, conditional on final investment decision relating to construction of Kakinada LNG project by June 30, 2024.

In February 2023, we converted a liability of $123,000, owed towards a service provider, to equity by issuing 147,483 new shares.

In July 19, 2023, Crown LNG Holding AS and Crown LNG India AS entered into an amendment agreement with Emerging Asia Capital Partners Company Limited (EACP), pursuant to which the retainer fees to be paid for financial advisory services is amended to increase from $20 thousand to $80 thousand per month paid in Crown common shares. Additionally, Crown issued a promissory note for the outstanding cash payments due under the original agreement and will issue a promissory note for every month going forward for the services provided under the agreement. The promissory notes are not subject to any interest as per the amended agreement, however, Crown has agreed to pay to EACP a Financing Success Fee equal to 3% on the Equity Financing raised if the source of introduction is from EACP, Crown India AS, Crown LNG Holdings AS, Mr. Kataria, LNG-9 PTE LTD or KGLNG and 1% on the Equity Financing raised if the source is from another party In November 2023, EACP converted its claim as of September 30, 2023 towards the Company into shares at the strike value of NOK 21. The share capital was increased by NOK 3,237.33 by issuance of 323,733 shares, each at a face value of NOK0.01. The total contribution is NOK 6,798,400 ($658 thousand), of which NOK 6,795,163 is share premium.

In November 2023, the Company completed a capital increase directed towards market representatives (third-party advisors), whereby the market representatives convert their respective claims towards the Company into shares at the strike value agreed in the respective agreements. The share capital was increased by NOK 16,416.91 by issuance of 1,641,691 shares, each at a face value of NOK 0.01. The consideration per share is NOK 28 (rounded), which entails a share premium per share of NOK 27.99. The total contribution is NOK 45,967,358, of which NOK 45,950,941 is share premium. Further, the agreements continue to run following the debt conversion.

Share capital increase

On October 24, 2023, the Board of Directors agreed to increase share capital of Crown by NOK 1,375,000 ($123 thousand) by the issuance of new shares, each with a face value of NOK 0.01. The aggregate nominal subscription amount in the share capital increase was NOK 2,887,500,000, or $260 million, of which NOK 1,375,000 is share capital and of which NOK 2,886,125,000 is share premium The share capital increase was carried out by EAST upon subscription. EAST settled its obligation to pay the subscription amount of NOK 2,887,500,000 by set-off of the claim EAST had toward Crown LNG Holdings Promissory Note. Pursuant to the KGLNG Agreement and the KGLNG Conversation Agreement, the Crown Holdings AS Promissory Note shall be converted to shares in the Company. Both the issuance of the promissory note with a face value of NOK 2,887,500,000 as payment for obtaining the future payment right and the subsequent conversion to shares happened on the same date, October 24, 2023.

Subsequent Financing Arrangements

Shareholder Loan

On November 22, 2023, the Board resolved to offer each shareholder in the Company to participate in a shareholder loan, for the purpose of funding the Group’s operational short-term liquidity needs. The loan was made on February 5, 2024 and the subscribed amount totaled $1.4 million. The loan is not subject to any interest unless the Group defaults on its obligations to repay the loan, in which case interest shall accrue on the outstanding amount from the default date until the Group has satisfied its obligation at a rate of 40% of the nominal amount, such interest to be compounded on a monthly basis. The loans to the shareholders will be repayable within five business days of the Business Combination closing date. Further, each shareholder lender is entitled to its pro rata distribution of 2,000,000 shares in PubCo.

April 2024 Notes

On April 30, 2024, PubCo entered into subscription agreements with certain investors with respect to convertible promissory notes that were issued upon closing of the Business Combination (the “April 2024 Notes”) with an aggregate original principal amount of $1.05 million for an aggregate purchase price of $1.0 million, reflecting a 5% original issue discount.

The April 2024 Notes bear interest at an annual rate of 10% and mature on the first anniversary of the issuance of the applicable note (the date of such issuance, the “Issuance Date”). Interest on the April 2024 Notes is payable in cash or in-kind through the issuance of additional April 2024 Notes, at the option of PubCo.

The April 2024 Notes are convertible into PubCo ordinary shares at the option of the holder. The number of ordinary shares issuable upon conversion of the April 2024 Notes is determined by dividing (x) such Conversion Amount by (y) the Conversion Price (the “Conversion Rate”). “Conversion Amount” means the sum of (A) the portion of the principal of a note to be converted, redeemed or otherwise with respect to which this determination is being made, (B) accrued and unpaid interest with respect to such principal of the applicable note, and (C) any other unpaid amounts, if any. “Conversion Price” means $10.00 initially at the date of issuance of the April 2024 Notes. The Conversion Price will reset to 95% of the lowest closing volume weighted average price observed over the 5 trading days immediately preceding the 180th calendar day following the Issuance Date, subject to a minimum price of $2.50 (the “Minimum Price”).

PubCo has the option to redeem the April 2024 Notes in full at any time after the Issuance Date and prior to maturity thereof upon 10 Trading Days’ (as defined in the April 2024 Notes) notice for cash at a redemption price equal to 110% of the aggregate principal amount thereof, plus accrued and unpaid interest thereon.

PIPE

On May 6, 2024, PubCo and Catcha entered into a subscription agreement (the “PIPE Subscription Agreement”) for a private placement (the “PIPE”) with a certain accredited investor (the “Purchaser”). Pursuant to the PIPE Subscription Agreement, upon closing of the Business Combination, the Purchaser a purchased an aggregate of 176,470 PubCo Ordinary Shares, at a price per share of $8.50, representing aggregate gross proceeds of $1.5 million.

On May 14, 2024, PubCo and Catcha entered into additional subscription agreements (together with the PIPE Subscription Agreement above, the “PIPE Subscription Agreements”) for a private placements with certain accredited investors who are existing shareholders of Crown (the “Existing Shareholder Purchasers”). Pursuant to the PIPE Subscription Agreement, upon closing of the Business Combination, the Existing Shareholder Purchasers purchased an aggregate of 26,393 PubCo Ordinary Shares (together with the PubCo Ordinary Shares to be purchased by the Purchaser, the “PIPE Shares”), at a price per share of $10.00, representing aggregate gross proceeds of $263.9 thousand.

Securities Lending Agreement

On May 22, 2024, PubCo entered into a securities lending agreement (the “Securities Lending Agreement”) with Millennia Capital Partners Limited (the “Lender”) pursuant to which the Lender agreed to loan PubCo up to $4.0 million (the “Loan”) at fifty-five (55%) Loan to Value of the current market value of 730,000 shares of Crown pledged to the Lender (“Transferred Collateral”). “Loan to Value” means the ratio of the Loan to the value of the Transferred Collateral, calculated by dividing the amount borrowed by the fair market value of the Transferred Collateral. The Loan matures thirty-six (36) months after the Closing Date (as defined in the Securities Lending Agreement) and bears interest at an annual rate of 6.0% to be paid quarterly.

Securities Purchase Agreement

On June 4, 2024, PubCo entered into a definitive securities purchase agreement (the “Securities Purchase Agreement”; together with the April 2024 Notes, the PIPE and the Securities Lending Agreement, the “Financing Agreements”) with Helena Special Opportunities LLC (the “Investor”), an affiliate of Helena Partners Inc., a Cayman-Islands based advisor and investor, providing for up to $20.7 million in funding through a private placement for the issuance of convertible notes (the “SPA Notes”).

Convertible Equity

The Company entered into Subscription Agreements for the placement of convertible equity with certain current shareholders and investors in the Company in the amount of $150 thousand to support the Group's operational needs through the signing of the BCA. The placement of convertible equity in Crown LNG Holdings AS will be converted to shares in PubCo. After the closing of the BCA and the successful listing of the Group, PubCo will issue new shares at $10/share for the amount subscribed.

Vendor Promissory Notes for Fees Deferral

From June 18, 2024 to June 26, 2024, PubCo issued five convertible promissory notes to certain vendors, agreeing to defer payment for services provided (the "Convertible Vendor Notes"). The aggregate principal amount for all Convertible Vendor Notes is $5.0 million, bearing an interest at 12% per annum. The Convertible Vendor Notes provides that twenty to fifty percent of the principal amount is payable within 30 days after the Closing Date, depending on the vendor. The remaining unpaid principal amount for each Convertible Vendor Note shall be increased by 20% and payable in equal installments quarterly subsequent to the Closing Date, from between one year and up to five years, depending on the vendor.

In addition, on July 9, 2024, PubCo also issued promissory notes (the “Promissory Notes”) in an aggregate principal amount of $3.5 million to another Service Provider to Crown and Catcha, with such amounts representing deferrals of fees owed thereto. Such Promissory Notes bear interest at a rate of 12% per annum, payable quarterly, subject to Crown’s option to defer 50% thereof as paid-in-kind, with principal due thereunder payable at maturity on the 18-month anniversary of the issuance thereof. There is no conversion feature provided for under such Promissory Notes.

Share Capital Increases

On June 20, 2024, under the EACP Agreement, EACP converted its claim for the period from October 2023 through May 2024 towards the Group into shares at the strike value of NOK 21. The share capital was increased by NOK 3,196.73 by issuance of 319,673 shares, each at a face value of NOK 0.01. The total contribution is NOK 6,713,152 ($660 thousand), of which NOK 6,709,955 is share premium.

On June 20, 2024, the Company completed a capital increase directed towards market representatives (third-party advisors), whereby the market representatives convert their respective claims towards the Group into shares for the period October 2023 through May 2024. The share capital was increased by NOK 5,456.63 by issuance of 545,663 shares each at a face value of NOK 0.01. The consideration per share is NOK 28.00 (rounded) which entails a share premium per share of NOK 27.99. The total contribution is NOK 15,278,704 ($1.5 million) of which NOK 15,273,247 is share premium.

Cash Flow Summary

For a detailed discussion of our financial performance and condition for the years ended December 31, 2022, and December 31, 2021, please refer to our Management’s Discussion and Analysis of Financial Condition and Results of Operations included in our Registration Statement on Form F-4 (File No. 333-274832), as amended (the “Registration Statement”), that was declared effective by the Securities and Exchange Commission on February 14, 2024

The following is a summary of our cash flows for the years ended December 31, 2023 and 2022 (in thousands of U.S. dollars):

	For years ended December 31,
(in thousands of US dollar)	2023	2022
Net cash used in operating activities	(2,923)	(611)
Net cash used in investing activities	-	-
Net cash provided by/(used in) financing activities	2,976	(47)
Net increase / (decrease) in cash and cash equivalents	53	(658)

Net Cash Used in Operating Activities

Net cash used in our operating activities increased from $611 thousand in the year ended December 31, 2022 to $2.9 million in the year ended December 31, 2023. The net increase in net cash used in operating activities was primarily attributable to an decrease in the net loss for the period before tax of $26.7 million, which is offset by the finance income recognized in the current year of $8.2 million primarily related to the change in fair value of the future payment right as compared to a finance expense of $23.5 million recognized in the prior year related to the call option to acquire 15% of EAST. Further, our payables increased as a result of the preparation to become a listed entity during 2023.

Net Cash Used in Investing Activities

No net cash was used in our investing activities for the year ended December 31, 2022 and 2023, as Crown   did not engage in any activities resulting in cash flow from investing activities in the year ended December 31, 2022 and 2023, as all project related costs in the periods were fully expensed in the consolidated statement of comprehensive income.

New Cash Provided by/(Used in) Financing Activities

Net cash provided by/(used in) financing activities changed from $(47) thousand in the year ended December 31, 2022 to $3.0 million in the year ended December 31, 2023. During the year ended December 31, 2023, net cash provided by financing activities primarily consisted of $1.2 million proceeds from short-term loans, $704 thousand proceeds from issuance of shares (non-registered capital increase), $526 thousand proceeds from issuance of shareholder loan, and $499 thousand proceeds from transactions with non-controlling interest.

Commitments and Contractual Obligations

Agreement with LNG-9 Pte Ltd

Crown India Limited entered into a Service Agreement with LNG-9 Pte Ltd on February 26, 2019. Under this agreement, LNG-9 Pte Ltd agreed to advise and assist Crown India Limited regarding, among other responsibilities, assisting Crown India Limited in consummating (1) an Exclusivity Agreement for project development, delivery, and operation & maintenance for the LNG terminal for a minimum of thirty (30) years; (2) Investment Agreement for minority ownership in EAST; and (3) Lease Agreement, including operation & maintenance, between Crown India Limited and KGLNG. As compensation, Crown India Limited paid a retainer of $30,000 per month to LNG-9 Pte Ltd. This retainer was discontinued in the first fiscal quarter of 2023. Additionally, Crown India Limited agreed to pay the following milestone fees: (1) on signing the Exclusivity Agreement for the LNG terminal, $6 million, which may be paid in shares by a conversion, which is based on the valuation used in pre-FID funding with a 20% discount; (2) on signing the Investment Agreement for minority ownership of 15% or more in EAST, $2 million, which may be paid in shares by a conversion, which is based on the valuation used in pre-FID funding with a 20% discount; and (3) on signing the Lease Agreement with KGLNG, $7.8 million, payable at FID 50% paid in cash and 50% in share by shares by a conversion, which is based on the valuation used in FID funding with a 20% discount. The liability is recognized in the financial statements as a cash-settled share-based payment liability and measured based on the probability that it will become payable (probability-adjusted) and discounted with the time value of money.

On March 9, 2023, the parties entered into an Amendment to the Service Agreement for the purposes of waiving the monthly $30,000 retainer as of January 1, 2022 and forgiving accrued fees for the period from January 2022 through December 2022. The retainer fees were forgiven in 2023. For the avoidance of doubt, the retainer fee accrued up to December 31, 2021, accrued and is payable subject to the terms of the original agreement.

KGLNG Agreement

On August 3, 2023, EAST, Crown India AS, Crown, and PubCo entered into the KGLNG Agreement. Prior to the execution of the KGLNG Agreement, (a) EAST owned 99.81% of KGLNG’s share capital and (b) Mr. Swapan Kataria, Crown’s Chief Executive Officer, in turn owned 50% of EAST’s share capital. Subject to the relevant conditions and terms contained therein, the parties agreed to effect the following:

(i) Amendment of Exclusivity Agreement. Crown LNG India Limited (formerly known as Asia First Holdings Limited) (“Crown India Limited”), a private company with limited liability incorporated in Hong Kong and a subsidiary of Crown India AS, and EAST amended the exclusivity agreement entered into between them dated June 3, 2020 (as later amended) relating to the development of the Kakinada Project, in order to extend the long stop date for achieving the FID of the Kakinada Project from December 31, 2022 to December 31, 2025;

(ii) Grant of Future Payment Right. KGLNG Seller granted to KGLNG Buyer the right to receive from KGLNG Seller an amount equal to all future distributions made by KGLNG to its shareholders until the aggregate amount of such distributions equals to $3.266 billion (the “KGLNG Future Payment Right”). In exchange, KGLNG Buyer shall issue a promissory note to KGLNG Seller in the principal amount of $275 million (the “KGLNG FP Promissory Note”). The KGLNG FP Promissory Note shall be transferred by the KGLNG Seller to Crown against the issuance of 137,500,000 new shares of Crown to KGLNG Seller; and

(iii) Grant of Option. KGLNG Seller granted to KGLNG Buyer an option (the “KGLNG Option”) to purchase all shares of KGLNG held by KGLNG Seller at an exercise price of $60 million. The KGLNG Option is exercisable by KGLNG Buyer at its discretion, at any time from the completion of the Business Combination to August 3, 2024. Upon the exercise of the KGLNG Option, the exercise price will be settled by the KGLNG Buyer by (a) the issuance of a promissory note in favor of KGLNG Seller in the principal amount of $60 million (“KGLNG Purchase Promissory Note”) and (b) an assumption of KGLNG Seller’s liability under the KGLNG Future Payment Right. Immediately thereafter, KGLNG Seller shall transfer the KGLNG Purchase Promissory Note to PubCo in consideration for the issuance of PubCo Ordinary Shares for an aggregate amount of $60 million based on a per share price equal to 95% of the closing price of PubCo Ordinary Shares on the business day prior to the option exercise. In addition, upon the option exercise, Crown India Limited, EAST and KGLNG will enter into a novation agreement, whereby EAST will transfer all its rights and obligations under the amended Exclusivity Agreement between Crown India Limited and EAST dated August 27, 2020 to KGLNG. The Business Combination is not conditioned upon exercise of the KGLNG Option.

GBTRON Agreement

On August 3, 2023, GBTRON, Crown, and PubCo entered into the GBTRON Agreement. Prior to the execution of the GBTRON Agreement, Mr. Swapan Kataria, Crown’s Chief Executive Officer, indirectly owned 90% of GBTRON’s share capital. Subject to the relevant conditions and terms contained therein, the parties agreed to effect the following:

(i) Amendment of Exclusivity Agreement. GBTRON and Crown amended the Exclusivity Agreement entered into between them dated August 27, 2020 relating to the development of the Grangemouth Project, in order to, among other things, extend the long stop date of the FID for the Grangemouth Project to December 31, 2025;

(ii) Asset Transfer. GBTRON will set up NewCo and (b) will transfer certain rights, obligations and assets (“NewCo Assets”) in connection with development of the Grangemouth Project to NewCo (“NewCo Assets Transfer”) upon exercise of the GBTRON Option (as defined below) by Crown; and

(iii) Grant of Option. GBTRON granted to Crown an option (the “GBTRON Option”) to require that GBTRON (a) transfers the NewCo Assets to NewCo and (b) sells all the issued shares of NewCo to Crown at a nominal exercise price of £1 in aggregate. The GBTRON Option is exercisable by Crown, at its discretion, at any time from the completion of the Business Combination to August 3, 2024. Upon the exercise of the GBTRON Option, GBTRON will execute the NewCo Assets Transfer and NewCo will issue a promissory note in favor of GBTRON in the principal amount of $25 million (“NewCo Purchase Promissory Note”) as consideration for the transfer of the NewCo Assets. GBTRON will transfer the shares in NewCo to Crown for a cash consideration of $1.00. Immediately thereafter, the GBTRON shall transfer the NewCo Purchase Promissory Note to PubCo in consideration for the issuance of PubCo Ordinary Shares for an aggregate amount of $25 million based on a per share price equal to 95% of the closing price of PubCo Ordinary Shares on the business day prior to the option exercise. The Business Combination is not conditioned upon exercise of the GBTRON Option.

Exclusivity Agreement between Crown and GBTRON

Crown and GBTRON entered into an Exclusivity Agreement dated August 27, 2020 relating to the Grangemouth Project. Under this agreement, Crown was granted the exclusive rights to develop, own, and operate the lease of the FSRU to GBTRON. Per the Exclusivity Agreement, as amended by an amendment agreement entered into on August 3, 2023, Crown is obligated to pay (a) $1.5 million by September 30, 2023, (b) $2.5 million by December 31, 2023, and (c) an annual exclusivity fee of $1.0 million starting on December 31, 2023, and until FID of the FSRU.

On October 30, 2023, Crown LNG Holding AS and GBTRON entered into a second amendment agreement to the Exclusivity Agreement. The following amendments apply (i) the Exclusivity Agreement is valid until the expiry of the Lease Agreement for the FSRU unless terminated, (ii) Crown will pay the first instalment of the initial Exclusivity fee of $1.5 million due at December 31, 2023, (iii) Crown will pay the final instalment of the initial Exclusivity fee of $2.5 million due at December 31, 2023, (iv) Crown will thereafter and in addition pay an annual Exclusivity fee of $1.0 million due first time at December 31, 2023: and annually thereafter and until FID of the FSRU, and (v) Crown can extend payments until February 28, 2024, subject to payment of the monthly extension fee of $160 thousand. As of December 31, 2023, the amount payable to GBTRON is $5.0 million. The parties are currently in discussions to extend the payment terms, and monthly payments have been extended subsequent to February 28, 2024.

Exclusivity Agreement between Crown India Limited and EAST

Crown India Limited and EAST entered into an Exclusivity Agreement dated June 3, 2020, for the development of the Kakinada deepwater port. Pursuant to this agreement, EAST granted Crown India Limited the exclusive right to develop, operate, own, and lease to EAST the re-gas terminal and sub-sea pipeline being developed under the Kakinada Project, and EAST was obligated to maintain its shareholding of 525,000 shares of the total 526,000 shares in KGLNG. EAST and KGLNG were also restricted from entering any alternative solutions for the development of or relation to the license and/or deepwater port, including all connected licenses and sub-licenses. As per the last amendment, the parties shall endeavor to ensure FID is achieved no later than December 31, 2025. This agreement was amended first on September 9, 2020, then on March 31, 2021, and finally in conjunction with the KGLNG Agreement on August 3, 2023.

Engagement of Services of GBTRON Limited by Crown LNG Holding AS, dated January 10, 2022

On January 10, 2022, GBTRON Limited was engaged by Crown LNG Holding AS to perform services as an advisor in assisting the company in reaching out to off-takers in the United Kingdom and other countries and tying up the sale of LNG from the project. In consideration for the services, Crown LNG Holding AS agreed to pay the advisor a sign-on fee of GBP 60,000 and a monthly retainer fee of GBP 20,000 invoiced and payable in kind in shares of the company by conversion of the fees. Additionally, the engagement letter provided that such fees should be paid in kind, using a conversion rate of NOK 28 per share.

Off-Balance Sheet Arrangements

As of December 31, 2023, we have not engaged in any off-balance sheet arrangements, as defined in the rules and regulations of the SEC.

Critical Accounting Policies and Estimates

Our consolidated financial statements are comprised of the consolidated statements of comprehensive loss, financial position, cash flows, changes in equity and related notes.

The consolidated financial statements have been prepared on a historical cost basis, except for an option to purchase 15 % of the outstanding shares in EAST, the future payment right, the option to acquire 99.81% of KGLNG, the option to acquire GBTRON, the Catcha Loan, contingent consideration related to warrants exercise, and provisions for cash-settled share-based payments which are measured at fair value as described below.

Share-Based Payments

We have engaged third-party suppliers and related parties to deliver marketing and advisory services on a “stand-ready” basis in connection with the Kakinada Terminal Project. In consideration for the services received, we have agreed to pay the suppliers a fixed sign-on fee comprising three months service in addition to a monthly retainer fee. The consideration for the services is paid in-kind with shares of our common stock. The transaction is accounted for as an equity settled arrangement and recorded in other operating expenses at fair value of the services received with a corresponding entry directly in equity.

We have also entered into a consultancy service agreement with LNG-9, a related party of Crown, in which the delivery of set milestones related to signing of target contracts will entitle the advisor to a fixed fee contingent on the company reaching FID, and with settlement in either shares or cash. The arrangement is accounted for as a cash-settled liability transaction, as we have an intent and economic compulsion to settle in cash. For further information about the fair value measurement of cash-settled liabilities, refer to “Fair Value Measurement” below.

Fair Value Measurement

Management has assessed that the fair values of cash and short-term deposits, trade and other receivables, trade payables and other current liabilities approximate their carrying amounts largely due to the short-term maturities of these instruments and the current risk-free interest rates.

Instruments associated with EAST and KGLNG

The fair values of the call-option to purchase 15% ownership in EAST, option to acquire 99.81% of KGLNG and a future payment right are derived from the estimated value of KGLNG as the sole asset of EAST. To estimate the fair value of KGLNG, the income approach was used, which takes into consideration the enterprise value based on a discounted cash flow model. Since the three instruments are linked and all relate to the same underlying value, the assessment and measurement was performed as if they were one instrument.

To appropriately adjust for the risk, two approaches have been applied for which the mid-point of the two calculated values has been used to determine the fair value. The first approach utilizes a discount rate on the fair value of KGLNG using an early stage required return of 35%, assumed to represent the required rate of return for an investor, e.g., a VC fund, given the current state of the Company. The second approach utilizes an overall probability-weighted best estimate by applying a reduction of 35% to the post-money FID valuation, which is reflective of the risk of not reaching FID.

The valuation is subject to uncertainty because it is measured based on significant unobservable inputs and is therefore designated as a Level 3 fair value instrument. The unobservable inputs include, but are not limited to, the terminal fee, the regasification price, capacity factor, the discount rate (WACC), Venture Capital discount rate, and probability of reaching FID. If factors change and different assumptions are used, other finance (expense)/income could be materially different.

Up until October 24, 2023, the fair value of only the call option to acquire 15% of EAST was considered with any changes in the fair value being recognized in finance income (expense) on the consolidated statement of comprehensive income. Upon the acquisition of the future payment rights and the option to acquire 99.81% of KGLNG, the call option to acquire 15% of EAST still exists, however management assesses the fair value of these three instruments as they were one instrument (labled “future payments rights” in the consolidated financial statements), due to the fact that they are related to the same underlying value to avoid double counting and arbitrary allocations.

For further details on the instruments associated with EAST and KGLNG, refer to note 8.5 and 8.7 of Crown’s consolidated financial statement as of December 31, 2023.

Fair value of Contingent Consideration related to Warrant Exercise on January 9, 2023

The fair value is calculated using two methods, where the first approach utilizes an early-stage company discount rate and the second approach utilizes a probability weighted approach based on a probability of achieving an IPO discounted using a risk-free rate. The fair value is estimated as the mid-point value of the two calculated values. The valuation is based on significant unobservable inputs and is therefore classified as a level 3 fair value instrument. Significant assumptions applied in the computation of the fair value include the probability of IPO and the early-stage discount rate of 35%. For further details on the contingent consideration related to warrant exercise and management judgements applied, refer to note 2.5 and note 8.5 of Crown’s consolidated financial statement as of December 31, 2023.

Fair Value of Convertible Shareholder Loans

In September 2022, the Group underwent a debt restructuring in which part of the shareholder loans were settled against shares in a subsidiary entity of the Group. As compensation, the lenders were also offered put options and cash consideration, contingent upon the Group achieving FID and IPO by June 30, 2024. The fair value of this new loan is based on a discounted cash flow approach and measured using significant unobservable inputs such as own non-performance risk, hence, accordingly designated as Level 3. The computation of the gain or loss also takes into account the fair value of the put option and cash consideration, and the fair value of the issued shares. For further details on the convertible shareholder loans and management judgements applied, refer to note 8.2 and note 2.3 of Crown’s consolidated financial statement as of December 31, 2023.

Fair Value of Cash-Settled Liabilities

Our cash-settled liabilities are measured initially at their fair value, with any changes in fair value recognized in profit or loss. Management has assessed that if the transaction allows for the choice of settlement, the intent is to settle in cash and settlement in cash is often the preferred method for the counterparty. Currently, the Group does not have sufficient liquidity to settle in cash, however, the fees are payable only when the Group achieves certain milestones, at which point, the Group is expected to have adequate funds to settle in cash. To calculate the fair value, management applies a probability-weighted approach when estimating the fair value of the liability, by taking into account the probability, and timing, of FID into the calculation.

Fair value of contingent consideration related to warrants exercise

In 2023, the Group offered to replace all outstanding warrants with new shares. In order to subscribe to the shares, the warrant holders agreed to pay an additional consideration of NOK 6.09 per share contingent on the Company completing an IPO. The additional consideration receivable from the shareholders is accounted for as a financial asset at fair value through profit or loss. The fair value is computed using two methods, where the first approach utilizes an early-stage company discount rate and the second approach uses a probability weighted approach based on a probability of achieving an IPO, discounted using a risk-free rate. The fair value is estimated as the mid-point value of the two calculated values. Refer to note 2.2 in Crown’s consolidated financial statements as of December 31, 2023.

Fair Value of Catcha Loan

Crown and Catcha entered into a promissory note whereby Catcha agreed to provide the Catcha Loan in the principal amount of $750 thousand to Crown to fund the working capital until the closing of the BCA. The Catcha Loan of $750,000 is repayable within 10 business days after the Closing of the BCA. In the event that the BCA is terminated or does not close, the loan agreement regulates how the loan should be repaid which is at the discretion of the lender (i.e., Catcha): (1) $1.75 million in cash, or (2) $1.0 million in cash and a number of shares of Crown’s stock equal to 1.5% of the outstanding common shares of stock. Each repayment option was assessed with a probability assigned to each potential outcome to calculate the fair value of the Catcha Loan. As there was no change in the probabilities assigned to each option no changes in the fundraising and market conditions of Crown from October 27, 2023 to December 31, 2023, the same discount rate was then applied to calculate the fair value based on the probability-weighted outcomes as of December 31, 2023. The valuation is based on significant unobservable inputs and is therefore classified as a Level 3 fair value instrument. For further details on the Catcha loan, refer to note 8.5 and 2.5 of Crown’s consolidated financial statement as of December 31, 2023.

Emerging Growth Company Accounting Election

Section 102(b)(1) of the JOBS Act exempts “emerging growth companies” from being required to comply with new or revised financial accounting standards until private companies are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect not to take advantage of the extended transition period and comply with the requirements that apply to non-emerging growth companies, and any such election to not take advantage of the extended transition period is irrevocable. Following the consummation of the transactions contemplated in the Business Combination Agreement, we expect to be an emerging growth company at least through the second quarter of 2025 and will have the benefit of the extended transition period. We intend to take advantage of the benefits of this extended transition period.

Recently Issued and Adopted Accounting Pronouncements

Certain new accounting standards, amendments to accounting standards and interpretations have been published that are not mandatory for the December 31, 2023 reporting periods. We intend to adopt relevant new and amended accounting standards and interpretations when they become effective. We have not early adopted any standards, interpretations or amendments that have been issued but not yet effective. The standards, amendments or interpretations that are expected to have a material impact on us are discussed below.

Amendments to IAS 1 and IFRS Practice Statement 2 – Disclosure of accounting policies

Crown has adopted Amendments to IAS 1 Presentation of Financial Statements and IFRS Practice Statement 2 Making Materiality Judgments which were effective January 1, 2023. The amendments to IAS 1 require companies to disclose their material accounting policy information rather than their significant accounting policies. The amendments to IFRS Practice Statement 2 provide guidance on how to apply the concept of materiality to accounting policy disclosures. The amendments have had an impact on Crown’s disclosures of accounting policies, but not on the measurement, recognition or presentation of any items in Crown’s financial statements.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to a variety of market risks, including currency risk, liquidity risk, credit risk, and interest rate risk, as set out below. We manage and monitor these exposures to ensure appropriate measures are implemented in a timely and effective manner. Save as disclosed below, we did not hedge or consider it necessary to hedge any of these risks.

Currency Risk

Foreign currency risk is the risk that the fair value of future cash flows of an exposure will fluctuate because of changes in foreign exchange rates. Our exposure to the risk of changes in foreign exchange rates relates primarily to the company’s provisions, of which 100% is set to be paid in USD. Payment of these provisions are dependent on FID-funding related to the Kakinada Project. We are also exposed to currency risk related to a contingent cash consideration and put option (contingent on IPO and FID before June 30, 2024, respectively), which are features included in the modified shareholder loan agreement entered into in 2022. These are however not yet recognized in the consolidated statement of financial position, but they may have an effect on cash flows in the future.

The following table demonstrate the sensitivity to a reasonable possible change in USD exchange rates with all other variables held constant.

Foreign currency sensitivity	Date	Change in FX rate	Effect on Profit before tax	Effect on equity
Increase / decrease in NOK/USD	December 31, 2023	+/-10%	(734) / 734	(734) / 734
Increase / decrease in NOK/USD	December 31, 2022	+/-10%	(935) / 935	(935) / 935

The sensitivity analysis is based on booked amounts of financial instruments and does not include the consideration of contingent cash consideration and put options.

Liquidity Risk

Liquidity risk is the risk that we will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset. We, being a start-up company in a highly capital-intensive market, are significantly exposed to liquidity risk. To reduce our liquidity risk, management has been working on raising capital for us. This process has included debt conversions and direct capital contributions from the existing shareholders during 2021, 2022 and 2023. We plan to use the proceeds from the financing arrangements described under “—Liquidity and Capital Resources—Sources of Liquidity—Subsequent Financing Arrangements” above to fund ongoing anchor projects to FID. We estimate that the remaining capital needs to reach FID for our anchor projects to be approximately $40 million.

In relation to vendors necessary to deliver services to the projects, management is focusing on a strategy to limit price risks, and therefore most of our significant contracts utilize fixed price arrangements to ensure satisfactory liquidity budgeting of our resources.

Credit Risk

Credit risk is the risk that a counterparty will not meet our obligations under a financial instrument or contract leading to a financial loss. We believe our exposure to credit risk is limited, as our receivables mainly relate to VAT receivables towards the Norwegian tax authorities and cash in large financial institutions.

Interest Rate Risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Our exposure to the risk of changes in market interest rates are limited, as we have cash in low interest bank accounts and do not have any external financing with floating interest rates.